Mail Stop 3561

September 13, 2007

American Axle & Manufacturing Holdings, Inc.
Michael K. Simonte-Chief Financial Officer
One Dauch Drive
Detroit, Michigan, 48211

Re: **American Axle & Manufacturing Holdings, Inc.**
            Form 10-K for the year ended December 31, 2006
            Filed February 21, 2007
            File No. 001-14303

Dear Mr. Simonte:

        We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2006

Item 1- Business

Backlog, page 3

In light of the significance of General Motors to your business, we suggest you disclose the portion of your backlog that pertains to them.

Item 5- Market for Registrant's Common Equity, page 14

Please provide all of the information required by Item 201 of Regulation S-K, including but not limited to, high and low sales prices of your common stock for each quarter as well as the approximate number of holders.

Exhibit 13- Annual Report to Stockholders

Management's Discussion and Analysis

Supplemental Financial Data, page 21

We note that you present several non-GAAP measures throughout your filing because you believe they are measures that investors and banking institutions use to analyze performance, cash flows and perform entity valuations. However, this does not appear to be a substantive reason specific to you that justifies the use of non-GAAP measures. While non-GAAP measures may be used by investors and banking institutions as a measure of operating performance, footnote 44 of FR-65 states this cannot be the sole support for presenting a non-GAAP financial measure. In this regard, your non-GAAP presentation does not appear to meet the conditions for use specified in Item 10(e)(1)(i)(c) of Regulation S-K. Therefore, please revise your document in future filings to discontinue their presentation.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding the financial statements or related matters. Please call me at (202) 551-3211 if you have any other questions.

Regards,

David R. Humphrey
Branch Chief